

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 16, 2010

Mr. Ben Wang
Chief Financial Officer
China Prosperous Clean Energy Corporation
West Side, Public Transportation Gas Filling Center
Angang Avenue-Middle Part, Yindu District
Anyang, Henan Province, Postal code: 455000
The People's Republic of China

> **Re:** **China Prosperous Clean Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed, November 12 2009**
> **Response letter dated March 5, 2010**
> **File No. 000-53224**

Dear Mr. Wang:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. We note your response to our prior comment 1 in which you explain that the disclosures required under Rules 4-08(e)(3) and 5-04 of Regulation S-X are not applicable as there are no limitations on your subsidiaries' ability to transfer funds to you in the form of loans, advances and cash dividends. However, in your response letter dated February 3, 2010 you provide proposed risk factor disclosure stating that "approval from appropriate government authorities is required in

those cases in which Renminbi is to be converted into foreign currency and remitted out of the PRC to pay capital expenses, such as the repayment of bank loans denominated in foreign currencies." You further state that the foreign exchange control system may prevent you from obtaining sufficient foreign currency to satisfy your currency demands and you may not be able to pay dividends in foreign currencies to our shareholders. Given this information, we continue to believe the guidance in Rules 4-08(e)(3) and 5-04 of Regulation S-X is applicable to you and your operations in China. We reissue our prior comment 1.

Financial Statements

Statements of Changes in Stockholders' Equity, page 35

2.   We note the proposed revisions you intend to make to your statements of stockholders' equity in response to our prior comment 2. However, it does not appear that the line item to record the reverse merger recapitalization includes an adjustment to additional paid in capital for the net assets (liabilities) acquired (assumed) by the accounting acquirer. Please provide details of such assets and liabilities, and explain how these amounts were recorded in your financial statements on the date the transaction occurred.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief